SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

CONTENTS

1. MAIN HIGHLIGHTS OF 1Q24	5
2. KEY INDICATORS	6
3. MESSAGE FROM ADMINISTRATION	7
4. GLOBAL PETROCHEMICAL INDUSTRY	9
5. PERFORMANCE BY SEGMENT	11
5.1 BRAZIL/SOUTH AMERICA	11
5.2 UNITED STATES & EUROPE	19
5.3 MEXICO	22
6. CONSOLIDATED FINANCIAL OVERVIEW	28
6.1 CONSOLIDATED REVENUE	28
6.2 COST OF GOODS SOLD (COGS)	29
6.3 OTHER REVENUE (EXPENSE), NET	29
6.4 RECURRING EBITDA	30
6.5 CONSOLIDATED FINANCIAL RESULT	31
6.6 NET INCOME (LOSS)	32
6.7 INVESTMENTS	32
6.8 CASH FLOW	34
6.9 DEBT MATURITY PROFILE AND RATING	35
7. CAPITAL MARKETS	36
8. LIST OF ANNEXES	38

2

FORWARD-LOOKING STATEMENTS

This Earnings Release may contain forward-looking statements. These statements are not historical facts, but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan,” “aim” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro goals disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions, operating factors, and availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the geological event in Alagoas and related legal procedures and the unprecedented impact on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Earnings Release is not an offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offering of securities carried out in Brazil will be made by means of a prospectus that may be obtained from Braskem and that will contain detailed information on Braskem and management, as well as its financial statements.

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BRASKEM S.A. (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading resins producer in the Americas and the world leader in biopolymers, announces the calendar for its 1Q24 disclosures, as follows.

Conference Call

Portuguese (original audio) with simultaneous translation into English

May 9, 2024 (Thursday)

Time: 11 a.m. Brasília | 10 a.m. US ET | 3 p.m. London

Link Zoom: Click here

Investor Relations Channels

Investor Relations Website: http://ri.braskem.com.br

IR mailbox: braskem-ri@braskem.com.br

Telephone: +55 (11) 3576-9531

Braskem Invest: podcast for investors, available on Spotify (in Portuguese) at this link.

4

Braskem posts Recurring EBITDA of US$230 million in the quarter, 9% higher than 4Q23 and 12% higher than 1Q23

The utilization rate of Brazil's petrochemical plants was 74%, 8 p.p. higher than the previous quarter

1.	MAIN HIGHLIGHTS OF 1Q24

Recurring EBITDA

US$230 million
Around R$1,140 million

Higher than in 4Q23 (+9%) and 1Q23 (+12%)

Cash position

US$3.3 billion

Operating Cash Generation[1]

US$196 million
Around R$972 million

Higher than in 4Q23 (+ US$129MM) and 1Q23 (+ US$254 MM)

Green PE Production

Utilization rate of
98%
+36 p.p. vs. 4Q23
+89 p.p. vs. 1Q23

Normalization of green ethylene supply after restrictions in 4Q23 due to the climate conditions

OPERATIONS

- **Global accident frequency rate** (CAF + SAF[1]) of 0.78 (events/ 1MM hours worked), lower (-23%) than in 1Q23 (-28%)
- **Utilization rate compared to the previous quarter:**
  - **+8 p.p.** in Brazil, due to the resumption of operations at the Bahia petrochemical plant after a scheduled maintenance shutdown in 4Q23
  - **+36 p.p.** on **Green ethylene**, due to the supply normalization after restrictions in 4Q23 due to the climate conditions
  - **-6 p.p.** in the USA & Europe, mainly due to the unscheduled shutdown in a PP plant in the USA, for which production was normalized at the end of February.
  - **-1 p.p.** in Mexico

[1] Lost time injury and non-lost-time injury.

STRATEGIC

- **Feedstock diversification in the United States and Europe:**
  - **Signing of circular propylene contract in Europe:** in January 2024, Braskem signed a contract with Shell Chemicals Europe to produce circular polypropylene in Europe
  - **Supply of bio-attributed and bio-circular propylene in the United States:** in March 2024, Shell Chemicals began supplying bio-attributed and bio-circular propylene to Braskem America for the production of bio-attributed and bio-circular polypropylene
- **Decarbonization of Rio Grande do Sul petrochemical complex:** in March, Braskem and Veolia announced another agreement for the research and implementation of high-impact decarbonization solutions in the Triunfo (RS) petrochemical complex, with a potential reduction of 500 thousand tons of CO2e[1] per year
- **Innovation initiatives for decarbonization**: partnership disclosed in April with Lummus Technology to study the electrification of the Company's cracking furnaces
- **Ethane's Import Terminal:** until March 2024, the Terminal construction reached a 62% progress rate. The construction of the terminal is expected to be complete by the end of 2024, with operations beginning during the first quarter of 2025
- For more information about our progress in the Sustainability pillar and other strategic pillars, read the **ESG Report and 2023 Integrated Report** available in our **Investor Relations website**

[1] CO2e (CO2 equivalent).

5

2.	KEY INDICATORS

6

3.	MESSAGE FROM ADMINISTRATION

During 1Q24, most spreads in the international petrochemical market increased compared to 4Q23. In the polyethylene (PE) market, the increase in the cost of feedstock, due to the drop in production levels at petrochemical plants impacted by winter storm Heather, which occurred in January in the US Gulf region, associated with the increase in international freight, such as consequence of the conflicts in the Red Sea, supported the increase in the price of PE in the USA (+12%), resulting in a 21% PE naphtha spread increase. Additionally, the PE ethane spread increased (+20%) compared to 4Q23, mainly impacted by the lower ethane price during 1Q24 due to higher availability in the region. On the other hand, the PVC spread was lower (-2%) compared to 4Q23, influenced by lower demand in Asia, while the PP spread remained in line in the USA.

In relation to the operational performance in the first quarter of 2024, utilization rates were higher when compared to 4Q23 in the petrochemical plants in Brazil and remained in line in Mexico, influenced by the normalization of production after the maintenance shutdown in Bahia and supply stability of feedstock in Mexico, respectively. In relation to the USA and Europe, the utilization rate in the quarter was lower than the previous one mainly due to the unscheduled shutdown in a PP plant in the USA, which production was normalized at the end of February.

Sales volume was higher in Brazil and Mexico, as a result of the availability of product for sale in the period and the adjustment of demand after the seasonality observed in the last quarter of 2023. In the USA & Europe, sales volume remained in line with the previous quarter and presented a reduction compared to 1Q23.

In this context, Recurrent EBITDA in 1Q24 was US$230 million (R$1,140 million), representing an increase compared to 4Q23 (+9%), mainly due to: (i) the increase in sales volume in the Mexico segment; (ii) the increase in sales volume of resins and main chemicals in the Brazil/South America segment, in line with the strategy of prioritizing Brazilian market; and (iii) increase in international PE and PP spreads in Brazil, and PE in Mexico.

During the period, the Company had operating cash generation of R$972 million in 1Q24, explained by: (i) the higher Recurring EBITDA; (ii) lower disbursements with operating and strategic CAPEX due to investment prioritization initiatives; and (iii) the positive change in working capital due mainly to the higher price of naphtha in the international market associated with the depreciation of the real against the dollar.

Considering the payments related to Alagoas and the interest on debt in the international market, the Company presented a cash consumption of approximately US$190 million (R$939 million).

The corporate gross debt ended the quarter at US$8.6 billion, below the previous quarter (-2%), with 95% of maturities concentrated in the long term and 5% in the short term. Net debt at the end of 1Q24 was US$ 5.3 billion, an increase of 3% compared to the previous quarter. Corporate leverage remained stable at 8.12x.

Safety is a permanent and non-negotiable value for the Company. Therefore, the global frequency rate of accidents with and without lost time (CAF + SAF) was 0.78 events per million hours worked in 1Q24, lower in relation to 4Q23 (-23%) and 1Q23 (-28%), and below the sector average[1].

In addition, since 2019, safety continues to be the Company's greatest commitment to Maceió and its residents, maintaining diligence in implementing actions to repair, mitigate and compensate for the effects of soil subsidence in Maceió. In this context, the advances related to the Financial Compensation and Relocation Support Program, by April 30, 2024, 99.7% of properties had already been relocated, with 100% of properties in criticality area 00 having already been relocated. Additionally, 19,139 financial compensation proposals were presented by the Company, with a general global acceptance rate of 98.0%, and with 18,786 compensations paid (98% of the expected total). At the end of March 2024, the balance of provisions related to the geological event in Alagoas was approximately R$4.9 billion.

[1] The industry average is 3.25 per million hours worked, according to the American Chemistry Council. The most recent figure is for 2018.

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In conclusion, Braskem and its Team Members remain focused on implementing initiatives to maximize cash generation, and prioritizing investments aligned with its growth strategy, through the traditional, bio-based and recycling business avenues.

Management would, once again, like to thank Shareholders for the trust placed in Braskem; to our Customers, for your fundamental partnership in continuing to seek solutions through chemistry and plastic to improve people's lives, and to our Team Members, Partners, and Suppliers, for your dedication and competence, essential for us to accomplish our results and achievements in order to reinforce Braskem’s global footprint and resilience.

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4.	GLOBAL PETROCHEMICAL INDUSTRY

International References[1] (US$/ton)	1Q24 (A)	4Q23 (B)	1Q23 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Brazil					
Prices					
Brent (US$/bbl)	83	84	81	-1%	2%
Natural Gas (US$/MMBtu)	2	3	3	-20%	-17%
Naphtha	671	636	695	6%	-3%
Ethane	143	169	185	-15%	-23%
Propane	439	350	428	26%	3%
Resins (i)	967	897	1,006	8%	-4%
PE US	1,019	912	1,025	12%	-1%
PP Asia	962	917	1,028	5%	-6%
PVC Asia	765	782	870	-2%	-12%
Main Chemicals (ii)	1,057	1,007	1,088	5%	-3%
Caustic Soda US	366	358	742	2%	-51%
EDC US	251	252	267	0%	-6%
Spreads					
Resins (i)	**358**	**316**	**409**	**13%**	**-12%**
PE US (iii)	415	342	399	21%	4%
PP Asia	291	280	334	4%	-13%
PVC Spread Par (iv)	307	311	656	-2%	-53%
Main Chemicals (v)	**386**	**370**	**393**	**4%**	**-2%**
USA & Europe					
PP US	1,646	1,462	1,551	13%	6%
PP Europe	1,440	1,392	1,478	3%	-3%
Average Price - US and Europe (vi)	**1,589**	**1,443**	**1,530**	**10%**	**4%**
Propylene Polymer Grade US	1,205	1,021	1,110	18%	9%
Propylene Polymer Grade Europe	1,163	1,166	1,221	0%	-5%
Average Price - Raw Material (vii)	**1,193**	**1,062**	**1,141**	**12%**	**5%**
PP US Spread	441	441	441	0%	0%
PP Europe Spread	277	226	257	23%	8%
PP US and Europe - Average Spread	**395**	**381**	**389**	**4%**	**1%**
Mexico					
PE US (1)	1,028	904	1,026	14%	0%
Ethane US (2)	143	169	185	-15%	-23%
Spread (1-2)	**886**	**736**	**841**	**20%**	**5%**

[1]Source: External consulting (Spot Price)

(i)PE US (54%), PP Asia (33%) e PVC Asia (13%)

(iii) PE US -Naphtha (82%)+ (PE US - 0,5*Ethane - 0,5*Propane)(18%)

(iv) PVC Asia + (0.685*Soda US) - (0.48*Ethylene Europe) - (1.014*Brent)

(v) Main Chemicals - Naphtha

(vi) PP USA (72%) and PP Europe (28%)

(vii) Propylene USA (72%) and Propylene Europe (28%)

9

International Market Petrochemical Spreads – 1Q24 vs. 4Q23

BRAZIL/SOUTH AMERICA

PE spread was higher (+21%) compared to 4Q23, impacted by the higher PE price in the US (+12%), impacted by (i) the increase in the cost of local feedstock, due to the drop in the level production at petrochemical plants in the region, as a result of unscheduled shutdowns caused by winter storm Heather, which occurred in January in the US Gulf Coast region; and (ii) increase in the price of PE, due to higher export opportunities by United States producers, as a consequence of the conflicts in the Red Sea. Regarding the price of naphtha ARA, the increase (+6%) compared to 4Q23, the increase in the price of brent on the international market, impacted by (i) geopolitical tensions in the Middle East; and (ii) lower refinery operating rates, due to the weather event in the United States in January (winter storm Heather).

PP spread was higher (+4%) compared to 4Q23, as a consequence of the higher PP price in Asia (+5%), mainly explained by (i) the lower supply of PP imported to the region; and (ii) the increase in propylene and naphtha costs in the period, as mentioned above.

The PVC spread Par was lower (-2%) compared to 4Q23. The PVC price in Asia decreased (-2%), impacted by lower demand due to (i) the Chinese New Year; and (ii) the crisis in China's real estate sector. These effects were partially offset by the increase in the price of caustic soda in the US (+2%), explained by the balance between stable demand and limited supply, as a result of maintenance stoppages in assets located in the Gulf Coast of the United States.

Spreads on Main Basic Chemicals was higher (+4%) compared to the previous quarter, mainly impacted by (i) the higher price of gasoline (+13%), supported by lower product inventory levels in the United States as a result of maintenance shutdowns in the region; (ii) the higher price of propylene (+18%), impacted by lower supply due to scheduled and unscheduled shutdowns at PDHs[2] in the United States; and (iii) the recovery of butadiene (+6%), due to lower supply of the product. The price of ethylene in Europe remained in line (-1%) compared to the previous quarter.

UNITED STATES & EUROPE

PP spreads in the U.S. remained in line with 4Q23, while the PP spreads in Europe were higher (+23%) due to the increase in PP prices in Europe (+3%), as a result of the conflicts in the Red Sea which caused a lower volume of import of this resin in the region. Nonetheless, the price of propylene in Europe remained in line compared to 4Q23.

MEXICO

PE spreads in Mexico were higher (+20%) than in 4Q23, impacted by higher PE prices in the US (+12%), as explained above. Additionally, Ethane prices were lower (-15%), mainly due to the reduction in the price of natural gas due to a milder winter, and the extraction of associated gas in the Permian.

For more information on the petrochemical scenario in the quarter, see appendix 8.1 from this document.

[2] PDH (Propane Dehydrogenation): propane dehydrogenation plant that uses an on-purpose process to produce propylene.

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5.	PERFORMANCE BY SEGMENT
5.1	BRAZIL/SOUTH AMERICA

Recurring EBITDA in 1Q24 was US$210 million (R$1,041 million), higher (+70%) than in 4Q23, representing 66% of the Company’s consolidated Recurring EBITDA in dollar in the quarter. This increase is mainly explained by: (i) the increase of 21%, 4% and 3% in PE, PP and main chemicals spreads in the quarter, respectively; (ii) increase of 104 thousand tons, or 19%, in the sales volume of main chemicals in the Brazilian market; and (iii) increase of 53 thousand tons, or 7%, in the volume of resin sales in the Brazilian market.

Compared to 1Q23, the increase in Recurrent EBITDA (+71%) was mainly due to (i) the 4% increase in the PE spread; (ii) the increase of 8 thousand tons, or 22%, in the sales volume of Green PE; (iii) prioritizing sales with higher added value; (iv) the reduction of approximately US$180 million, or 7%, in the segment's COGS due to the implementation of initiatives to reduce fixed costs in the period; and (v) the recognition in REIQ's results in the amount of around US$12 million (R$61 million) in 1Q24.

5.1.1	OPERATIONAL OVERVIEW

a)           Demand for resins in Brazil (PE, PP, and PVC): increase (+11%) compared to 4Q23 mainly explained by (i) higher demand for PE, PP and PVC due to the movement of inventory build-up in the chain; (ii) higher demand for PVC mainly from the pipe sector; and (iii) higher demand for PE by the packaging, bags and beverage sectors. The increase compared to 1Q23 (+4%) is mainly explained by (i) higher demand for PE and PP due to the improvement in consumption of non-durable goods by families; (ii) higher demand for PVC by the pipe sector, driven by the Basic Sanitation Framework; and (iii) the resumption of import taxes in Brazil.

b)          Average utilization rate of petrochemical crackers: increase compared to 4Q23 (+8 p.p.) explained by (i) resumption of operations at the Bahia petrochemical plant after a scheduled maintenance shutdown occurred in 4Q23; and (ii) higher availability of feedstock at the petrochemical plant in Rio Grande do Sul. In relation to 1Q23, the drop (-3 p.p.) is mainly explained by the adequacy of production in face of lower global demand.

11

c)           Resin sales volume: in the Brazilian market, the increase in resin sales volume compared to 4Q23 (+7%) is mainly explained by the higher demand for PE and PP due to the movement of restocking in the chain. In relation to 1Q23, the reduction (-5%) is mainly explained by the lower volume of resin sales due to the prioritization of sales with higher added value in the period.

The exports in 1Q24 were lower when compared to 4Q23 (-8%) and 1Q23 (-10%), mainly explained by the prioritization of service to the Brazilian market.

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d)          Sales volume of main chemicals[3]: in the Brazilian market, sales were higher compared to 4Q23 (+19%) mainly due to (i) higher volume of gasoline sales, explained by better opportunities in the Brazilian market; (ii) higher sales volume of paraxylene, due to the normalization of production at customers that were on scheduled shutdowns in 4Q23; (iii) higher sales volume of benzene, due to higher demand from customers in the plastics and fibers sector; and (iv) higher demand for butadiene from customers in the elastomers sector. In relation to 1Q23, the reduction (-5%) is mainly explained by (i) lower sales volume of benzene and cumene, due to lower demand; and (ii) lower volume of gasoline sales, due to lower availability of product for sale.

Exports were lower (-9%) compared to 4Q23 and 1Q23 (-5%), mainly explained by (i) lower sales volume of toluene, due to better opportunities in the Brazilian market; and (ii) prioritizing service to the Brazilian gasoline market.

3 The following are considered the main chemicals: ethylene, propylene, butadiene, cumene, gasoline, benzene, toluene and paraxylene due to the representation of these products in net revenue in this segment.

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UPDATES ABOUT ALAGOAS

Braskem’s Management, based on its assessment and that of its external advisers, considering the short- and long-term effects shown in technical studies, and the best estimate of expenses for implementing diverse measures connected with the geological event in Alagoas, presents the provision with the following changes in the period ended March 31, 2024:

The amounts included in the accounting provision for the geological event in Alagoas, until March 31, 2024, can be segregated between the following areas of activity and their respective net balances of accounting provision: (a) support in reallocation and compensation, R$ 1.3 billion; (b) actions to close, monitor salt cavities, environmental actions and other technical topics, R$1.5 billion; (c) socio-urban measures, R$1.3 billion; and (d) additional measures, R$870 million.

Braskem continued to advance on the operational fronts in Maceió, and until the end of April (i) 99.7% of properties had already been relocated, with 100% of properties in criticality area 00 already relocated; (ii) reached 99.4% in the general acceptance rate of proposals for the Financial Compensation and Relocation Support Program (PCF); (iii) 17 wells with completed closure status, out of 35 wells, and another 10 in the filling confirmation stage; and (iv) 47 actions validated with the signatory authorities in the Socio-urban Action Plan (PAS).

For more information on advances made on the action fronts related to the geological event in Alagoas during the quarter, see appendix 8.2 on this same document.

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5.1.2	FINANCIAL OVERVIEW

A) Net Revenue: increase compared to 4Q23 in Dollars (+9%) and in Reais (+9%), mainly explained by (i) the increase of 12% and 5% in the quarter's average price of PE and PP, respectively; (ii) the increase of 104 thousand tons, or 19%, in the sales volume of main chemicals in the Brazilian market; and (iii) the increase of 53 thousand tons, or 7%, in the volume of resin sales in the Brazilian market.

Compared to 1Q23, the decrease in Dollars (-3%) and in Reais (-8%) is mainly explained by (i) the reduction of 46 thousand tons, or 7%, in the volume of resin sales in the Brazilian market; (ii) the reduction of 31 thousand tons, or 5%, in the sales volume of main chemicals in the Brazilian market; (iii) reduction of 21 thousand tons, or 10%, in the volume of export resins sales; (iv) reduction of 4 thousand tons, or 5%, in the sales volume of main chemicals in the extern market; and (v) reduction in the average price of international references for PP, PVC and main chemicals of 6%, 12% and 3% in the quarter, respectively. These combined effects resulted in R$803 million lower revenue compared to 1Q23. In addition, the drop in Reais, is also explained by the appreciation of the average Real against the average Dollar for the period, of 5%.

15

Resin sales by sector (%)

16

Resin sales by region (% in tons)

B) Cost of Goods Sold (COGS): increase in dollars (+6%) and in reais (+6%) compared to 4Q23, mainly explained by (i) the 19% increase in sales volume of main chemicals; (ii) the 7% increase in resin sales volume in the Brazilian market; and (iii) due to the increase in the price of naphtha in the international market in COGS by 1%, considering the moving average in the quarter.

Compared to 1Q23, the drop in Dollars (-7%) and in Reais (-11%) is mainly explained by (i) the 7% reduction in resin sales volume in the Brazilian market; (ii) the 5% reduction in sales volume of main chemicals in the Brazilian market; (iii) the 10% reduction in the volume of export resins sales; (iv) the 5% reduction in sales volume of main chemicals in the foreign market; and (v) due to the reduction in the price of naphtha in the international market in COGS (-2%), considering the moving average in the quarter. In addition, the drop in Reais is also explained by the appreciation of the average Real against the average Dollar for the period, of 5%.

In 1Q24, COGS was impacted by the PIS/COFINS credit on the purchase of raw materials (REIQ) in the amount of approximately US$12 million (R$61 million) and by the Reintegra credit in the total of approximately US$0.4 million (R$1.9 million).

17

C) SG&A EXPENSES: reduction in Dollars (-12%) and in Reais (-11%) compared to 4Q23, mainly due to lower marketing expenses and third-party expenses.

Compared to 1Q23, the increase in Dollars (+5%) is mainly explained by the appreciation of the average Real against the Dollar in the period, of 5%. In Reais it remained in line.

D) Recurring EBITDA: represented 66% of the consolidated Recurring EBITDA of the Company's segments in Dollars in the quarter.

5.1.3	RENEWABLES
5.1.3.1	OPERATIONAL OVERVIEW

a) Utilization rate Green Ethylene[4]4: compared to 4Q23, the increase (+36 p.p.) is mainly explained by the normalization of ethanol supply after restrictions in 4Q23 due to weather conditions in the region. The increase compared to 1Q23 (+89 p.p.) is explained by the scheduled maintenance shutdown that occurred during 1Q23 to complete the project to expand 30% of green ethylene production capacity.

4 Due to the completion of the 30% expansion project of green ethylene capacity at the Rio Grande do Sul unit, the calculation of the utilization rate for 1Q23 considers the production capacity of 200kt/year, and for 4Q23 and 1Q24 it considers the capacity production of 260 kt/year.

18

b) Sales volume Green PE (I’m greenTM biobased): decrease compared to 4Q23 (-8%), mainly due to seasonality during the Chinese New Year. Compared to 1Q23, the increase in sales volume (+22%), is due to the higher availability of product for sale given the return of operations after the scheduled maintenance shutdown in 1Q23, to complete the production capacity expansion project.

19

5.1.3.2	FINANCIAL OVERVIEW

A) Green PE and ETBE[5] net sales revenue: in line with 4Q23. In relation to 1Q23, the increase (+29%) is explained by the higher sales volume due to greater product availability in the period, due to the scheduled maintenance shutdown in 1Q23 to expand the production capacity by 30% of the Rio Grande do Sul green ethylene complex.

5.2	UNITED STATES & EUROPE

Recurring EBITDA was US$69 million (R$343 million), 20% lower than 4Q23 and 30% lower than 1Q23, representing 22% of the consolidated Recurrent EBITDA of the Company's segments in Dollar in the quarter. This reduction is mainly explained by the lower sales volume available in the segment, due to the unscheduled shutdown during 1Q24, and the increase in international propylene references.

[5] Product that uses renewable raw materials, ethanol in its composition

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5.2.1	OPERATIONAL OVERVIEW

a) PP demand: PP demand in North America was higher (+8%) compared to 4Q23, mainly due to the process of building stocks in the transformation chain in the region, after destocking in the previous quarter. Compared to 1Q23, demand in North America was higher (+7%), mainly due to (i) the improvement in the economic scenario; and (ii) the process of recovering stocks in the transformation chain in the region.

In Europe, demand for PP was higher (+9%) when compared to 4Q23, due to the greater demand for local product, due to delays in receiving imported product resulting from logistical restrictions in the Red Sea. Compared to 1Q23, demand remained in line.

b) Average utilization rate of PP plants: decrease compared to 4Q23 (-6 p.p.) and 1Q23 (-5 p.p.) mainly explained by the unscheduled shutdown at a plant in the United States, lasting around a month between January and February. The plant production was normalized in February.

c) PP sales volume: compared to 4Q23, sales volume remained in line (-1%). In relation to 1Q23, the decrease (-2%) is mainly explained by the lower availability of product for sale in the United States due to the unscheduled shutdown in the region.

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5.2.2	FINANCIAL OVERVIEW

A) Net Revenue: compared to 4Q23, higher in Dollars (+15%) and in Reais (+15%), mainly due to the increase in the average price of the international PP reference in the United States by 13% in the quarter.

In relation to 1Q23, it was higher in Dollars (+10%) and in Reais (+5%), mainly explained by the increase in the average price of the international PP reference in the United States by 6% in the quarter.

B) Cost of Goods Sold (COGS): higher in Dollars (+17%) and in Reais (+17%) compared to 4Q23, mainly due to the increase in international references of propylene in the United States in COGS by 18%, considering the moving average in the quarter.

In relation to 1Q23, the increase in Dollars (+14%) and in Reais (+9%) is mainly explained by the increase in international propylene references in the United States in COGS by 23% considering the moving average in the quarter.

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C) SG&A EXPENSES: in Dollars, a drop compared to 4Q23 (-16%) due to lower expenses with consultancies and third-party services. In relation to 1Q23, the increase in Dollars (+4%) is explained by higher expenses with logistics, storage and third-party services.

D) Recurring EBITDA: represented 22% of the consolidated Recurring EBITDA of the Company's segments in Dollars in the quarter.

5.3	MEXICO

Recurring EBITDA was US$37 million (R$181 million), higher (+39%) when compared to 4Q23, representing 12% of the consolidated Recurring EBITDA of the Company's segments in Dollars in the quarter. This increase is mainly explained by (i) a 20% increase in the PE spread in the international market; and (ii) increase of 31 thousand tons, or 17%, in PE sales volume during the period.

In relation to 1Q23, Recurrent EBITDA was higher in dollars (+36%), mainly explained by (i) a 5% increase in the PE spread in the international market; and (ii) increase of 12 thousand tons, or 6%, in PE sales volume.

5.3.1	OPERATIONAL OVERVIEW

a) PE demand in the Mexican market: lower compared to 4Q23 (-5%) and 1Q23 (-6%), mainly due to (i) the seasonality of the Easter period, which occurred in different quarters in 2023 and 2024; and (ii) the Red Sea conflict, which influenced the increase in PE prices compared to 4Q23.

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b) Average utilization rate of PE plants: in line with 4Q23 (-1 p.p.), due to the increase in the volume of ethane imported through the Fast Track solution, which was offset by the lower supply of ethane by PEMEX, but in line with the contractual average of 30 thousand barrels per day. Increase compared to 1Q23 (+11 p.p.) mainly due to the greater volume of ethane imports through the Fast Track solution, of approximately 23 thousand barrels per day, compared to 12 thousand barrels per day during 1Q23.

c) PE sales volume sales volume was higher when compared to 4Q23 (+17%), mainly explained by the rebuilding of PE stocks and seasonality observed in 4Q23. In relation to 1Q23, the increase (+6%) is mainly explained by the greater availability of product for sale in the period.

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5.3.2	FINANCIAL OVERVIEW

A) Net Revenue: increase in dollars (+15%) and in reais (+15%) in relation to 4Q23, mainly due to (i) the increase of 31 thousand tons, or 17%, in PE sales volume during the period; and (ii) the 14% increase in the price of the international PE reference in the quarter.

In relation to 1Q23, the drop in dollars (-2%) and in reais (-7%) is mainly explained by the maintenance of PE prices in the international market, which negatively impacted revenue by US$44 million. In reais, the decreased is also explained by the appreciation of the average Real against the average Dollar for the period, of 5%.

Sales by sector (%)

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Sales by region (% in tons)

B) Cost of Goods Sold (COGS): increase compared to 4Q23, mainly due to (i) an increase of 31 thousand tons, or 17%, in the volume of PE sales in the period.

Compared to 1Q23, the decrease in dollars (-7%) and in reais (-12%) is mainly explained by the reduction in the price of ethane on the international market in COGS by 33%, considering the moving average in the quarter. In Reais, the decrease is also explained by the appreciation of the average Real against the average dollar for the period, of 5%.

C) SG&A EXPENSES: reduction in Dollars (-55%) and in Reais (-54%) compared to 4Q23, mainly due to commercial expenses related to the ethane resale operation in the international market during 4Q23.

Compared to 1Q23, the increase in Dollars (+52%) and in Reais (+46%) is explained, mainly, by higher expenses with marketing, logistics and storage.

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D) Recurring EBITDA: represented 12% of the consolidated Recurring EBITDA of the Company's segments in Dollars in the quarter.

5.3.3	INVESTMENTS

The investment planned for 2024 by Braskem Idesa is US$252 million (R$1.3 billion), of which US$201 million refers to the construction of the ethane import terminal, which is financed through the Syndicated Project Finance Loan, contracted by Terminal Química Puerto México (TQPM).

Operating Investments in 1Q24: The main operational investments made by Braskem Idesa were in reliability initiatives and investments in spare parts, totaling US$7 million (R$35 million) in the quarter.

Strategic Investments in 1Q24: It refers to the continued construction of the ethane import terminal through Terminal Química Puerto México (TQPM), which are financed by the Syndicated Project Finance Loan.

5.3.3.1	ETHANE IMPORT TERMINAL

In 2021, Braskem Idesa approved and began the project to build the ethane import terminal in Mexico, with a capacity of up to 80 thousand barrels of ethane per day, which will allow Braskem Idesa to operate at up to 100% of its capacity of production. In the same year, a Joint-Venture was formed between Braskem Idesa and Advario, through the subsidiary Terminal Químico Puerto México (“TQPM”), with a 50% stake for each shareholder.

The total estimated value for the construction of the terminal is US$446 million (CAPEX ex-VAT), of which US$408 million will be financed, in the Syndicated Project Finance Loan modality, announced by TQPM in November 2023.

The total amount disbursed at the ethane import terminal from the beginning of the project until 1Q24 was US$228 million with Braskem Idesa disbursing around US$95 million[6]. In 2024, disbursements through the financing obtained, without the need for additional cash disbursement by Braskem Idesa. The amount invested by TQPM in the ethane import terminal during the first quarter of 2024 was US$39 million (R$192 million), using the financing obtained as sources of resources.

Construction of the terminal, which began in July 2022, reached physical progress of 62% by March 2024. Construction of the project is expected to be completed by the end of 2024, with operations beginning during the first quarter of 2025.

5.3.4	DEBT MATURITY PROFILE AND RATING

As of March 31, 2024, the average debt term was approximately 6.7 years, with 54% maturing in 2030. The weighted average cost of Braskem Idesa's debt was exchange rate variation +7.3% p.a.

[6] Includes Value Added Tax (VAT)

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The liquidity level of US$243 million guarantees coverage of debt maturities over the next 31 months.

Ratings

CORPORATE CREDIT RATING - BRASKEM IDESA
Agency	Rating	Outlook	Date
FITCH	B+	Negative	12/20/2023
S&P	B	Negative	07/07/2023

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6.	CONSOLIDATED FINANCIAL OVERVIEW

6.1	CONSOLIDATED REVENUE

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6.2	COST OF GOODS SOLD (COGS)

6.3	OTHER REVENUE (EXPENSE), NET

The Company recorded net revenue of R$14 million in 1Q24, mainly due to the tax regularization carried out through the Agreement Paulista[7] program during the quarter, which impacted other revenues by around R$98 million.

[7] In February 2024, the São Paulo State Attorney General's Office ("PGE") published Resolution 6/24 regulating the "Paulista Agreement", a program created with the enactment of State Law No. 17,843 that allows the settlement of ICMS debts with discounts on interest, fines, and legal fees. In March 2024, the PGE granted the Company's request to include two lawsuits, reducing the total amount of the contingency from R$349 million to R$66 million and authorizing its payment in 120 monthly installments, from April 2024 to March 2034.

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6.4	RECURRING EBITDA[8]

Braskem's Recurring EBITDA in 1Q24 was US$230 million (R$1.1 billion), 9% higher than 4Q23, mainly due to (i) increases of 21%, 4% and 3% in PE, PP and main chemicals spreads in the international market, respectively; (ii) increase of 104 thousand tons, or 19%, in the sales volume of main chemicals in the Brazilian market; (iii) increase of 53 thousand tons, or 7%, in the volume of resin sales in the Brazilian market; (iv) 20% increase in the PE spread in Mexico; (v) increase of 31 thousand tons, or 17%, in PE sales volume in Mexico; and (vi) the reduction of US$13 million (R$66 million) in sales and distribution expenses, despite of the increase of sales volume.

In relation to 1Q23, the increase in Recurrent EBITDA (+12%) is mainly explained by (i) the 4% increase in the PE spread in the Brazil/South America segment; (ii) 5% increase in the PE spread in the Mexico segment; (iii) the increase of 8 thousand tons, or 22%, in the sales volume of Green PE; (iv) increase of 12 thousand tons, or 6%, in PE sales volume in Mexico; (v) prioritizing sales with the highest added value in all segments; (vi) the reduction of approximately US$197 million, or 7%, in the COGS of the Brazil/South America and Mexico segments due to the implementation of initiatives to reduce fixed costs in the period; and (vii) the recognition in REIQ's results in the amount of around US$12 million (R$61 million), referring to the calculation of tax credits for 1Q24; and (viii) the reduction of US$4 million (R$18 million) in sales and distribution expenses.

[8] Braskem’s consolidated result corresponds to the sum of the results in Brazil, United States & Europe and Mexico, less eliminations and reclassifications of purchases and sales among the segments reported by the Company.

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6.5	CONSOLIDATED FINANCIAL RESULT

Financial expenses: reduction (-13%) compared to 4Q23 mainly due to the positive effect of tax regularization through the Paulista Agreement7. The increase compared to 1Q23 (+4%) is mainly explained by higher interest expenses due to the increase in the gross debt balance in the period.

Financial income: decrease (-14%) compared to 4Q23 mainly explained by the reduction in the balance of financial investments in reais associated with the reduction in the basic interest rate in Brazil. Increase compared to 1Q23 (+18%), mainly due to the higher balance in financial investments.

Net exchange variation: the negative variation in 4Q23 is mainly explained by the depreciation of the real at the end of the period against the dollar on the average net exposure to this currency in the amount of US$4.6 billion. This effect was partially offset by the appreciation of the Mexican peso at the end of the period against the dollar on the average net exposure to the dollar at Braskem Idesa in the amount of US$2.2 billion.

Transactions in financial instruments under hedge accounting

In relation to the hedge accounting of Braskem S.A. exports, the Company realized US$ 113.9 million (R$ 365 million) in exports from a discontinued flow from 2023 in the quarter. The initial designation rate was R$/US$ 2 .0017, defined in March 2013, while the realization rate was R$/US$ 5.2078, defined in February 2023. The balance of financial instruments designated for this hedge accounting at the end of 1Q24 was US$ 5 .3 billion.

Regarding the hedge accounting of Braskem Idesa's exports, the Company realized US$88.6 million (MXN 573.6 million) in exports from discontinued flows between 2016 and 2021 in the quarter. The average initial designation rate was MXN/US$ 13.6517 and the average realization rate was MXN/US$20.1246. The balance of instruments designated for this hedge accounting at the end of 1Q24 was US$2.3 billion.

Long-term Currency Hedge Program:

Braskem's inputs and products have prices denominated in or strongly influenced by international commodity prices, which are usually denominated in US dollars. Starting in 2016, Braskem contracted derivative financial instruments to mitigate part of the exposure of its cash flow denominated in reais. The program's main form of mitigation is dollar purchase and sale option contracts, protecting expected flows for a horizon of up to 18 months.

On March 31, 2024, Braskem had a total outstanding value of operations (notional) purchased in puts of US$1.5 billion, at an average exercise price of R$/US$4.47. At the same time, the Company also had a total outstanding value of operations (notional) sold in calls of US$1.01 billion, at an average exercise price of R$/US$ 6.58. The contracted operations have a maximum maturity period of 18 months. The fair value marking of these Zero Cost Collar (“ZCC”) operations was negative by R$6.4 million at the end of the quarter.

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Due to the low volatility of the dollar during the period, options were exercised. There was no cash effect in 1Q24.

Cash Flow Hedge	Term	Strike Put (average)	Strike Call (average)	Notional (R$ million)
Zero-Cost Collar	2Q24	4.61	6.86	1,533
Zero-Cost Collar	3Q24	4.50	6.67	1,306
Zero-Cost Collar	4Q24	4.36	6.43	1,414
Zero-Cost Collar	1Q25	4.44	6.51	1,025
Zero-Cost Collar	2Q25	4.39	6.44	937
Zero-Cost Collar	3Q25	4.53	6.36	435
Total		4.47	6.58	6,650

6.6	NET INCOME (LOSS)

In the quarter, the Company recorded a net loss[9] of US$273 million, or R$1.3 billion.

6.7	INVESTMENTS

Braskem's (formerly Braskem Idesa) expected investment for 2024 is US$440 million (R$2.2 billion). At the end of 1Q24, Braskem made investments worth approximately US$118 million (R$581 million).

Operating Investments of 1Q24: the main operational investments made to date include (i) payments related to the scheduled maintenance stoppage of the petrochemical plant in Bahia, carried out in the last quarter of 2023; (ii) investments to improve the mechanical integrity of assets in Brazil; and (iii) investments related to increasing the reliability and operational safety of industrial assets.

Strategic Investments 1Q24: the resources were mainly directed to (i) projects associated with the energy efficiency of industrial assets; (ii) initiatives to develop new technologies in innovation and technology.

[9] Based on net income (loss) attributable to the shareholders of the Company

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In 1Q24, the main investments related to the Macro-Objectives for Sustainable Development were (i) projects associated with the reduction of CO2 emissions and the energy efficiency of industrial assets; and (ii) projects related to industrial safety.

6.7.1	GLOBAL GROWTH STRATEGY

Aligned with the Company's Corporate Growth Strategy, in the quarter, Braskem remained focused on the development of various projects related to its growth avenues, highlighting the following:

1.	Traditional Business:
a.	Construction of an Ethane Import Terminal in Mexico

The project to build an ethane import terminal in Mexico, with a capacity of up to 80 thousand barrels of ethane per day, which will allow Braskem Idesa to operate at up to 100% of its production capacity. This project is a joint venture between Braskem Idesa and Advario, through the subsidiary Terminal Químico Puerto México (“TQPM”), with a 50% stake for each shareholder.

The total estimated value for the construction of the terminal is US$446 million (CAPEX ex-VAT), of which US$408 million will be financed, in the Syndicated Project Finance Loan modality, which were announced by TQPM in November 2023.

Construction of the terminal, which began the construction phase in July 2022, reached, by March 2024, physical progress of 62%.

Construction of the terminal is expected to be completed by the end of 2024, and operations will begin during the first quarter of 2025.

More details about the project are available in section 5.3.3.1.

b.	Decarbonization of the Rio Grande do Sul petrochemical complex.

In March, Braskem and Veolia announced another agreement to work together on research and implementation of high-impact solutions for decarbonization at the Triunfo petrochemical complex, in Rio Grande do Sul. The two companies will research and develop new adapted impact initiatives the need for the operation, aiming to enable the replacement of fossil fuels, currently used in steam production, with renewable energy solutions, with the potential to reduce 500 thousand tons of CO2e¹ per year.

c.	Innovation for decarbonization of Crackers

New partnership with Lummus Technology was signed to develop an electrification study of the Company's cracking furnaces. Expanding the use of electricity and renewable materials will allow Braskem to reduce its carbon footprint in the production of ethylene, propylene, and other chemical products.

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2.	Recycling:
a.	Diversification of raw materials in the United States and Europe

Signing a contract for circular propylene in Europe: in January 2024, Braskem signed a contract with Shell Chemicals Europe to produce circular polypropylene from mixed plastic waste. Shell Chemicals Europe will supply Braskem with circular propylene to produce circular polypropylene at its plants in Wesseling, Germany. This contract is part of Braskem's Wenew ecosystem.

Supply of bio-attributed and bio-circular propylene in the United States: in March 2024, Shell Chemicals began supplying bio-attributed and bio-circular propylene certified by independent third parties to Braskem America, which will use this feedstock to produce bio-attributed and bio-circular polypropylene. This initiative is in line with the company's following objectives: (i) carbon neutrality by 2050; (ii) diversification of raw materials and expansion of industrial presence; and (iii) developing more sustainable solutions in the circular economy.

More information about our value creation strategy is presented in the ESG Report and the Integrated Report for the year 2023 (Integrated Report 2023), available on the Investor Relations website.

6.8	CASH FLOW

The Company presented an operational cash generation[10] of R$972 million in 1Q24. The increase in R$636 million compared to 4Q23 (+189%) is mainly explained by: (i) the lower disbursement with operational and strategic CAPEX of R$363 million; and (ii) the positive variation in working capital exceeding R$181 million; and (iii) the increase of R$91 million in Recurrent EBITDA (+9%).

In relation to 1Q23, operational cash generation was higher by R$1,277 million, mainly explained by: (i) the positive variation in working capital, which increased by R$899 million; (ii) the lower disbursement with operational and strategic CAPEX of R$295 million; and (iii) the increase of R$83 million in recurring EBITDA (+8%).

During 1Q24, the positive variation in working capital is mainly explained by: (i) the increase in the price of naphtha on the international market associated with the depreciation of the real against the dollar; (ii) increased purchase of naphtha from international suppliers; (iii) monetization of PIS and COFINS credits.

The recurring cash generation in 1Q24 resulted in a lower consumption of R$22 million (-4%) compared to 4Q23, due to: (i) the higher operational cash generation, mentioned above. This effect was offset by higher interest payments explained by the semi-annual payments of debt securities issued on the international market by the Company.

Compared to 1Q23, consumption was lower by R$492 million (-49%) due to: (i) the higher operational cash generation, mentioned above; (ii) lower income tax payments. These effects were partially offset by the increase in interest payments.

Considering the disbursements related to the geological event in Alagoas, the Company presented a cash consumption of R$939 million in 1Q24.

[10] Operating Cash Generation (=) Recurring EBITDA (-) Operational CAPEX (-) Strategic Investments (+/-) Changes in Working Capital.

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6.9	DEBT MATURITY PROFILE AND RATING

On March 31, 2024, the balance of gross corporate debt was US$8.5 billion, with 95% of maturities concentrated in the long term and 5% in the short term. In relation to net debt, the balance at the end of March 2024 was US$5.3 billion. Corporate debt in foreign currency represented, at the end of the period, 88% of the Company's total debt.

As of March 31, 2024, the average term of corporate debt was around 11.6 years, with 63% of debt concentrated from 2030 onwards. The weighted average cost of the Company's corporate debt was exchanging variation + 6.1% p.a.

The liquidity position of US$3.3 billion, in March 2024, is sufficient to cover the payment of all debts coming due in the next 69 months, not considering the international stand-by credit facility of US$1.0 billion available through 2026.

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Ratings

CORPORATE CREDIT RATING - GLOBAL SCALE
Agency	Rating	Outlook	Date
FITCH	BB+	Rating Watch Negative	12/14/2023
S&P	BB+	Stable	02/26/2024

CORPORATE CREDIT RATING - NATIONAL SCALE
Agency	Rating	Outlook	Date
FITCH	AAA(bra)	Rating Watch Negative	12/14/2023
S&P	brAAA	Stable	02/26/2024

7.CAPITAL	MARKETS
7.1	STOCK PERFORMANCE

On March 28, 2024, Braskem’s stock was quoted at R$26.40/share (BRKM5) and US$10.53/share (BAK). The Company’s shares are listed on Level 1 corporate governance segment of B3 – Brasil, Bolsa e Balcão and on the New York Stock Exchange (NYSE) through Level 2 American Depositary Receipts (ADRs), with each Braskem ADR (BAK) corresponding to two class “A” preferred shares issued by the Company, and on the Madrid Stock Exchange (LATIBEX) under the ticker XBRK.

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7.2	PERFORMANCE OF CORPORATE DEBT SECURITIES

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8.	LIST OF ANNEXES
8.1	PETROCHEMICAL SPREADS

BRAZIL

•	PE Spreads[9]: increased from 4Q23 (+21%).
o	PE The price of PE in the USA was higher (+12%) compared to 4Q23, impacted by (i) the increase in the cost of local feedstock, due to the drop in the level of production at petrochemical plants in the region, as a result of stoppages unscheduled events caused by winter storm Heather, which occurred in January in the US Gulf region; and (ii) increase in the price of PE, due to greater export opportunities by United States producers, as a consequence of the conflicts in the Red Sea.
o	The price of naphtha ARA increased (+6%) compared to 4Q23, following the increase in the price of oil on the international market, impacted by (i) geopolitical tensions in the Middle East; and (ii) lower refinery operating rates, due to the weather event in the United States in January (winter storm Heather).
o	In relation to the first quarter of 2023, the spread was higher (+4%), mainly due to the lower naphtha price (-3%) in the period.
•	PP Spread[10]: increased from 4Q23 (+4%).
o	The price of PP in Asia was higher (+5%) compared to 4Q23, impacted by (i) the lower supply of resin imported to the region; and (ii) the increase in propylene and naphtha costs in the period.
o	The price of ARA naphtha increased (+6%) compared to 4Q23 due to the factors mentioned above.
o	Compared to the same quarter in 2023, the spread reduced (-13%) due to the lower PP price in Asia (-6%), as a consequence of (i) lower demand; and (ii) the increase in supply due to the new capacities that came into operation.
•	PVC Par Spreads[11]: decreased from 4Q23 (-2%).
o	The price of PVC in Asia decreased (-2%) compared to 4Q23, impacted by lower demand due to (i) Chinese New Year; and (ii) the crisis in China's real estate sector. These effects were partially offset by the increase in the price of caustic soda in the USA (+2%), explained by the balance between stable demand and limited supply, as a result of maintenance shutdowns in assets located in the Gulf of the United States.
o	Compared to 1Q23, the Par PVC spread was lower (-53%), impacted by (i) lower demand; and (ii) the lower price of caustic soda in the United States (-51%), mainly explained by lower demand from the paper, pulp and aluminum sectors.
•	Spreads on Main Basic Chemicals[11]: increased compared to 4Q23 (+4%).
o	The price of main chemicals was higher (+5%) compared to 4Q23, mainly impacted by (i) the higher price of gasoline (+13%) due to lower stock levels in the United States, as a result of shutdowns maintenance of refineries in the region; (ii) the higher propylene price (+18%), impacted by lower supply due to scheduled and unscheduled shutdowns at PDHs in the United States; and (iii) the increase in the price of butadiene (+6%), due to supply restrictions due to operational problems at a producer in the region.
o	In relation to 1Q23, the Main Basic Chemicals spread was lower (-2%), mainly impacted by (i) lower gasoline prices in Brazil (-6%), and (ii) the lower price of Butadiene (- 28%) as a consequence of the greater imbalance between global supply and demand.

[11] Average price of base chemicals (Ethylene (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%), based on Braskem’s sales mix) – naphtha ARA price.

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UNITED STATES & EUROPE

•	U.S. PP Spread[15]: in line with 4Q23 levels.
o	Compared to the same quarter last year, spread remained in line.
•	Europe PP Spreads[16]: increase compared to 4Q23 (23%).
o	The price of PP in Europe was higher (+3%) compared to 4Q23, due to the lower volume of resin imported into the region, as a consequence of logistical restrictions related to the conflict in the Red Sea. On the other hand, the price of propylene in Europe remained in line compared to 4Q23.
o	Compared to the same quarter of the previous year, the spread was higher (+8%) mainly impacted by the lower propylene price in Europe (-5%) in 1Q24, explained by lower demand at the beginning of 2024, associated with the increase in production after lower production levels in 2023.

MEXICO

•	North America PE Spreads[17]: increased from 4Q23 (+20%).
o	The PE price in the US was higher (+14%) compared to 4Q23, as explained above.
o	Additionally, the price of ethane was lower (-15%), following the reduction in the price of natural gas due to the milder winter, excess supply as a result of the extraction of associated gas in the Permian.
o	In relation to the same period last year, spreads increased (+5%) mainly due to lower ethane prices (-23%), explained by (i) the lower demand for gas in the United States and Europe, associated with the milder winter in the North Hemisphere than in 4Q22; and (ii) the higher supply in the region, due to transportation problems in the Panama Canal, which limited gas exports from United States.

8.2	UPDATES ABOUT ALAGOAS
a)	Provisions

The Company operated, since its formation and subsequently as the successor of the company Salgema, salt mining wells located in Maceió city, state of Alagoas, with the purpose of supplying raw material to its chlor-alkali and dichloroethane plant. In March 2018, an earthquake hit certain districts of Maceió, where the wells are located, and cracks were found in buildings and public streets of Pinheiro, Bebedouro, Mutange and Bom Parto districts.

In May 2019, the Geological Survey of Brazil (“CPRM”) issued a report, indicating that the geological phenomenon observed in the region, could be related to the rock salt exploration activities developed by Braskem. In view of these events, on May 9, 2019, Braskem preventively decided to suspend its salt mining activities and the operation of its chlor-alkali and dichloroethane plant.

Since then, the Company has been devoting its best efforts to understand the geological event: (i) possible surface effects; and (ii) the analyses of cavities’ stability. The results are being shared with the Brazilian National Mining Agency (“ANM”) and other pertinent authorities, which the Company has been maintaining constant dialogue.

Braskem presented to ANM the measures for shutting down its salt mining fronts in Maceió, with measures for the closure of its cavities, and, on November 14, 2019, it proposed the creation of a protective area surrounding certain cavities as a precautionary measure to ensure public safety. These measures are based on a study conducted by the Institute of Geomechanics of Leipzig (IFG), in Germany, an international reference in the geomechanical analysis of areas of salt extraction by dissolution and are being adopted in coordination with the Civil Defense of Maceió and other authorities.

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As a result of the geological phenomenon, negotiations were conducted with public and regulatory authorities that resulted in the Agreements executed, including:

i.	Instrument of Agreement to Support the Relocation of People in Risk Areas (“Agreement for Compensation of Residents”), entered into with State Prosecution Office (“MPE”), the State Public Defender’s Office (“DPE”), the Federal Prosecution Office (“MPF”) and the Federal Public Defender’s Office (“DPU”), which was ratified by the court on January 3, 2020, adjusted by its resolutions and subsequent amendments, , which establish cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió (“Civil Defense Map”), as updated in December 2020 (version 4), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program (“PCF”) implemented by Braskem to the population in the areas of the Civil Defense Map, as well as the dismissal of the Public-Interest Civil Action (Reparations for Residents), as detailed in Note 23.1 of the Consolidated and individual financial statements for the year ended March 31, 2024.
ii.	Agreement with the Labor Prosecution Office in Alagoas (MPT-AL) on February 14, 2020, in the amount of R$40 million for implementation of the Program for Recovery of Business and Promotion of Educational Activities for residents and workers in the districts affected by the geological phenomenon. The program consists of support for the construction of daycare centers and schools and for administering professional training programs, as well as support for the Civil Defense to hire skilled professionals to continue monitoring the risk areas in the districts affected. On March 3, 2020, with the ratification of the agreement by the courts, the Public-Interest Civil Action (Reparation for Workers) was extinguished;
iii.	Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation (“ACP Socio-Environmental Reparation”) and the Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation (jointly referred to as “Agreement for Socio-Environmental Reparation”), signed with the MPF with the MPE as the intervening party, on December 30, 2020, in which the Company mainly undertook to: (i) adopt measures to stabilize and monitor the subsidence phenomenon arising from salt mining; (ii) repair, mitigate or compensate possible environmental impacts and damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate possible socio-environmental impacts and damages arising from salt mining in the Municipality of Maceió, as well as the termination of the Public-Interest Civil Action (Socio-environmental Reparation) related to the Company, detailed in Note 23.1 of the Consolidated and individual financial statements for the year ended March 31, 2024. Moreover, the Agreement for Socio-Environmental Reparation envisages the inclusion of other parties, which depends on specific negotiation with such potential parties;
iv.	Agreement for Implementation of Social and Economic measures for Requalification of the Flexal Area (“Flexal Agreement”), entered into with MPF, MPE, DPU and the Municipality of Maceió and ratified on October 26, 2022, by the 3rd Federal Court of Maceió, which establishes the actions to requalify the Flexal region, payment of compensation to the Municipality of Maceió and indemnifications to residents in the region; and
v.	Global Agreement with the Municipality of Maceió (“Global Agreement”) ratified on July 21, 2023 by the 3rd Federal Court of Maceió, which establishes, among other things: (a) payment of R$1.7 billion as indemnity, compensation and full reimbursement for any property and non-property damages caused to the Municipality of Maceió; (b) adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (PAS).

The Company's Management, based on its assessment and that of its external advisors, considering the measures recommended on technical studies in the short and long-term and the existing information and refined estimates of expenses for implementing several measures connected with the geological event in Alagoas, presents the following changes in the period:

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The current provision can be broken down into the following action fronts:

a.	Support for relocating and compensation: Refers to actions to support for relocating and compensating for the residents, business and real state owners of properties located in the Civil Defense Map (version 4) updated in December 2020, including establishments that requires special measures for their relocation, such as hospitals, schools and public equipment.

These actions have a provision of R$1.3 billion (2023: R$1.3 billion) comprises expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation and negotiation of individual agreements for financial compensation.

b.	Actions for closing and monitoring the salt cavities, environmental actions and other technical matters: Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing mining areas. On December 10, 2023, after an atypical microseismic activity, cavity 18 collapsed. Technical information available so far indicates that the direct impacts from this event are restricted to the location of this cavity, within the protection area, which has been vacant since April 2020. The event at cavity 18 led to the preventive suspension of activities in the protection and surrounding areas, which resumed in February 2024 after the release of access to the area by the Civil Defense of Maceió.

The closure plan of 35 mining areas currently considers the following:

(i)	13 cavities are recommended to be filled with sand, of which, 5 have been already filled, one of which will require an additional volume of sand due to the accommodation process. There are 2 in process of being filled. The 6 other cavities, that previously would be monitored by sonar, will be filled with sand as a definitive solution, a measure that has the agreement of the ANM technical group and is in the planning phase;
(ii)	6 cavities do not require additional measures, of which 5 were already filled naturally and one cavity (cavity 18) is being evaluated, with indications that sand filling will not be necessary;
(iii)	16 cavities must be closed by buffering, a technique that consists of promoting pressurization of the cavity, and for 9 of them the pressurization was confirmed. In the other 7, actions are in progress to check pressure, and eventual additional measures may be necessary.

In summary, the main activities of the closure plan to be completed, based on the information available so far, are the sand filling of 8 cavities and pressurization confirmation actions for 7 cavities. The closure plan is currently under review to incorporate additional measures after the events that occurred in December 2023.

All of the Company’s actions are based on technical studies prepared by specialists contracted, whose recommendations are presented to competent authorities and follow the execution timeframe agreed under the closure plan, which is public and regularly revaluated with ANM. The plan to close mining areas is being revised to incorporate additional measures after the events occurred in December 2023.

42

The provisioned balance amount of R$ 1.5 billion (2023: 1.6 billion) to implement actions for closing and monitoring the salt cavities, environmental actions and other technical matters was calculated based on existing techniques and the solutions planned for the current conditions of the cavities, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may be changed based on new information, such as: results of the monitoring of the cavities, progress of implementing the plans to close mining areas, possible changes to be made to the environmental plan, monitoring of the ongoing measures and other possible natural alterations. The monitoring system implemented by Braskem envisages actions developed during and after the closure of mining areas, focusing on safety and monitoring of region’s stability.

Regarding environmental actions, in June 2022, in compliance with the Agreement for Socio-environmental Reparation, Braskem submitted to the MPF the environmental diagnosis containing the assessment of the potential environmental impacts and damages arising from salt mining activities and the environmental plan with proposals of the measures required. As established in the agreement, the parties jointly defined the specialized company that will evaluate and monitor the environmental plan. In December 2022, an additional report on the environmental plan was filed with the MPF. In February 2023, this environmental plan was approved, incorporating the suggestions provided in the additional report. Braskem initiated the actions foreseen by the plan, implementing the commitments established in the agreement and sharing the results of its actions with the authorities. Also agreed was that the environmental diagnosis will be updated in December 2025.

As one of the results of the event in cavity 18, as agreed in the Socio-Environmental Reparation Agreement, a specialized company was engaged to identify potential impacts caused by the collapse of said cavity. In the initial assessments performed, no alteration in quality of the lake water has been identified.

c.	Social and urban measures: Refers to actions in compliance with social and urban measures, under the Agreement for Socio-environmental Reparation signed on December 30, 2020, allocating R$1.6 billion for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, of which R$300 million to indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. On June 30, 2022, the Company filed with MPF the social diagnosis report and the respective social action plan that will support the definition of measures to be adopted. To date, 47 actions had already been validated with the signatory authorities. The balance of the provision is R$1.3 billion (2023: R$1.4 billion).
d.	Additional measures: Refers to actions regarding: (i) actions related to the Technical Cooperation Agreements entered into by the Company; (ii) expenses with managing the geological event in Alagoas relating to communication, compliance, legal services, etc.; (iii) additional measures to assist the region and maintenance of areas, including actions for requalification and indemnification directed to Flexais region; and (iv) other matters classified as a present obligation for the Company, even if not yet formalized. The balance of additional measures described in this item totals R$ 870 million (2023: R$935 million).

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method and the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense Map; studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents, detailed in Note 23.1 of the Consolidated and individual financial statements for the year ended March 31, 2024, and other new developments in the matter.

43

The measures related to the plans to close mining areas are also subject to the analysis and approval by the ANM, the monitoring of results of the measures under implementation as well as changes related to the dynamic nature of the geological event.

Continuous monitoring is essential for confirming the results of the current recommendations. Accordingly, the plan to close the mining areas may be updated based on the need to adopt technical alternatives to stabilize the subsidence phenomena arising from the extraction of salt. In addition, the assessment of the future behavior of cavities monitored mainly using sonar and piezometers could indicate the need for certain additional measures to stabilize them.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, were defined considering the environmental diagnosis already prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, as per the process established in the agreement, an action plan was agreed to be part of the measures for a Plan to Recover Degraded Areas (“PRAD”).

On December 13, 2023, the Senate set up a Parliamentary Investigative Committee ("CPI") regarding the geological event in Alagoas. There are also administrative procedures related to the geological event in Alagoas in progress with the Federal Audit Court (“TCU”) and the Securities and Exchange Commission (“CVM”). The Company has been monitoring the matters and their developments.

The Federal Police of Alagoas has been conducting an investigation under secrecy for approximately four years. In December 2023, a search and seizure of documents was carried out under this investigation, so-called “Lágrimas de Sal” Operation. In this sense, the Company informs that it has always been at the disposal of authorities and has been providing all information related to salt mining over the course of the investigation.

The Company has been making progress in negotiations with public entities about other indemnification requests to understand them better. Although future disbursements may occur as a result of said negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for.

It is not possible to anticipate all new claims, related to damages or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of infraction or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipality or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated at this moment.

Consequently, the Company cannot eliminate the possibility of future developments related to the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may differ from its estimates and provisions.

In February 2023, the Company signed a settlement agreement with the insurance companies related to the claim for the geological event in Alagoas.

For more information, see Note 23 (“Liability of geological event - Alagoas”) of the Individual and Consolidated Financial Statements of March 31, 2024.

44

b)	Advances on Actions Fronts

Realocation and compensation of residents

By April 30, 2024, 99.7% of properties had already been relocated, with 100% of properties in criticality area 00 having already been relocated. 19,139 proposals were presented (99.9% of the expected total), with the general acceptance rate of proposals being 99.4%. Additionally, 18,786 financial compensation proposals were accepted (98.0% of the total predicted). Under the Financial Compensation and Relocation Support Program (PCF), more than R$4 billion were disbursed from the start of the program until the end of April 2024.

Closuring, monitoring of salt wells, environmental actions and other technical matters

All of the Company's actions are based on technical studies by recognized experts in different fields of knowledge, whose recommendations are presented to the competent authorities, and such actions follow the deadlines agreed within the scope of the closure plan, which is public and regularly reevaluated by the National Agency of Mining (ANM). The Company has a closure plan for its 35 mining fronts approved by ANM and periodically issues reports on its execution, which meets established standards and recommendations, and is regularly reevaluated by this agency.

On December 10, 2023, after an atypical microseismic activity, cavity 18 collapsed. Considering the best technical information available to date, there is an indication that the direct impacts of this occurrence are restricted to the location of this cavity, within the protection area, which has been unoccupied since April 2020. The cavity 18 event led to the preventive stoppage of activities in the protection area and surrounding areas, which were resumed in February 2024, after access to the area was granted by the Civil Defense of Maceió.

The closure plan for the 35 mining fronts currently considers:

(i)	13 cavities are recommended to be filled with sand. Of these, 5 have already been filled (cavities 07, 17, 19, 04 and 11), one of which will require an additional volume of sand due to the accommodation process. There are 2 that have the filling process underway (cavity 25 with 71.3% and cavity 27 with 26.7% until April 30, 2024). The remaining 6 cavities, which were previously planned for sonar monitoring, will be filled with sand as a definitive solution, a measure that has the agreement of the ANM technical group and is in the planning phase;
(ii)	6 cavities do not have an indication of additional measures, with 5 cavities having confirmation of their natural filling status and 1 cavity, cavity 18, has its evaluation in progress, with an indication that no sand filling measures will be necessary;
(iii)	16 cavities must be closed by buffering, a technique that consists of promoting pressurization of the cavity, 9 of which have pressurization confirmed. In other 7 cavities, actions are underway to check pressure, and additional measures may be necessary depending on the results found.

In summary, the main activities from the closure plan to be completed, based on the information available to date, are the backfilling of 8 cavities and confirmation of the pressurization for 7 cavities. The closure plan for the mining fronts is under review in order to incorporate additional measures after the events that occurred in December 2023.

The Company continues to implement the actions provided for in the Environmental Plan approved in February 2023 by the MPF, and sharing the results of its actions with the authorities, as provided for in the agreement, which also includes updating the environmental diagnosis after 5 years. As one of the consequences of the cavity 18 event, as provided for in the Socio-Environmental Reparation Agreement, a specialized company was hired to prepare a specific Environmental Diagnosis to assess potential impacts caused by the collapse of that cavity. The initial assessments carried out did not indicate any changes in the water quality of the lagoon.

45

Socio-urban measures

As an integral part of the unoccupied area transformation agenda, Braskem continues to advance socio-urban measures, which encompass a set of actions focusing on Urban Mobility, Social Compensation and actions in the unoccupied areas.

Regarding Urban Mobility Projects, of the total set of 11 planned actions, 07 are in progress of physical execution, and the Traffic Lights implemented with the intelligent system are in the assisted operation phase. The total urban mobility actions are expected to be completed by 2026.

Regarding actions in unoccupied areas, the general progress of the Mutange Slope Stabilization project is 72.7% by April 30, 2024, and activities related to demolition have already been completed. Other actions, such as earthworks, construction of a drainage system and planting of vegetation cover in the area involved, are still being carried out, with completion scheduled for 2024. Other activities related to emergency demolitions of the areas continue as requested by DCM. In addition, the Company maintains actions to care for neighborhoods, including property security, waste management and pest control.

The execution of the Socio-urban Action Plan (PAS), built from the Technical-Participatory Diagnosis prepared by an independent consultancy, began in December 2023 with a support program for the acquisition of goods or services for cultural groups operating in the affected neighborhoods. To date, 47 actions have been validated, 2 of which are in progress (Cultural Support Program and Cultural Heritage Inventory) with 7 actions remaining under discussion with the signatory parties to the Agreement.

Regarding the Urban Integration and Development of Flexais Project, the progress in the process of paying compensation to residents (Financial Support Program - PAF) stands out, in which, until April 30, 2024, 1,784 proposals were presented (98.9% of the total) and 1,759 payments have already been completed (98.6% of proposals). In relation to urban requalification actions, of the 23 actions foreseen in the Agreement, 14 have already been implemented and 2 are in progress, with emphasis on the Youth Training Program which, after completing the first courses, 7 people are already employed, 4 new existing entrepreneurship initiatives and some students from courses linked to civil works are in the selection process with the company that will carry out the works in the region. Furthermore, of the 7 planned civil works, 2 are in the execution phase (road rehabilitation and Basic Health Unit - UBS) and the others are scheduled to begin in the coming months. The objective of the project is to promote access to essential public services and encourage the local economy of Flexais, aiming to solve the socioeconomic islanding of the region.

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8.3	CONSOLIDATED INCOME STATEMENT

8.4	CONSOLIDATED RECURRING EBITDA CALCULATION

47

8.5	RECURRING EBITDA BY SEGMENT

8.6	INDICATORS

Indicators US$ milhões	1Q24 (A)	4Q23 (B)	1Q23 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Operating					
Recurring EBITDA	230	211	205	9%	12%
EBITDA Margin[1]	6%	6%	5%	*0 p.p.*	*1 p.p.*
SG&A/Net Revenue (%)	7%	8%	6%	*-1 p.p.*	*1 p.p.*
Financial[2]					
Adjusted Net Debt	5,402	5,289	4,911	2%	10%
Adjusted Net Debt/Recuring EBITDA (LTM)[3]	8.12x	8.12x	3.86x	0%	111%
Recurring EBITDA (LTM)/Interest Paid (LTM)	1.14	1.24	3.17	-8%	-64%
Company Valuation					
Share Price (Final)[4]	5.3	4.5	3.8	17%	39%
Shares Outstanding (Million)[5]	797	797	797	0%	0%
Market Cap	4,212	3,600	3,035	17%	39%
Adjusted Net Debt	6,925	6,790	6,290	2%	10%
Braskem	5,402	5,289	4,911	2%	10%
Braskem Idesa (75%)	1,523	1,501	1,378	1%	10%
Enterprise Value (EV)[6]	12,118	11,472	10,507	6%	15%
Recurring EBITDA LTM	763	737	1,307	4%	-42%
Braskem	626	612	1,192	2%	-47%
Braskem Idesa (75%)	137	125	115	9%	19%
EV/Recurring EBITDA LTM	15.9x	15.6x	8.0x	2%	98%
FCF Yield (%)	-18%	-25%	12%	*7 p.p.*	*-30 p.p.*
TSR (%)[7]	17%	10%	-16%	*7 p.p.*	*33 p.p.*

[1]It considers the Recurring EBITDA in relation to net revenue

[2]Does not consider Net Debt, Recurring EBITDA and Interest Paid of Braskem Idesa

[3]For leverage purposes, the rating agencies Standard & Poor's and Fitch Rating consider the hybrid bond with a 50% equity treatment

[4]Considers the final share price adjusted for earnings

[5]Does not consider shares held by treasury

[6]It considers the provision related to the geological event of Alagoas

[7]It considers TSR from the quarter

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8.7	CONSOLIDATED BALANCE SHEET

49

8.8	CONSOLIDATED CASH FLOW

Consolidated Cash Flow R$ million	1Q24 (A)	4Q23 (B)	1Q23 (C)	Change (A)/(B)	Change (A)/(C)
Profit (Loss) Before Income Tax and Social Contribution	**(2,071)**	**(1,827)**	**144**	***13%***	***n.a.***
Adjust for Result Restatement					
Depreciation and Amortization	1,229	1,386	1,230	*-11%*	*0%*
Equity Result	5	1	(13)	*492%*	*n.a.*
Interest, Monetary and Exchange Variation, Net	2,190	642	12	*241%*	*n.a.*
Reversal of provisions	(118)	8	(245)	*n.a.*	*-52%*
Provision of Geological Event in Alagoas	38	1,047	103	*-96%*	*-63%*
Loss for impairment of trade accounts receivable and others from clients	43	47	13	*-7%*	*245%*
Loss on sale or property, plant and equipment	(4)	(86)	2	*-96%*	*n.a.*
Cash Generation before Working Capital	**1,313**	**1,219**	**1,246**	***8%***	***5%***
Operating Working Capital Variation					
Financial investments	1,047	239	(1,456)	*339%*	*n.a.*
Account Receivable from Clients	(470)	536	(1,166)	*n.a.*	*-60%*
Inventories	(526)	(9)	560	*n.a.*	*n.a.*
Recoverable Taxes	347	35	184	*879%*	*88%*
Other Account Receivables	88	(116)	(33)	*n.a.*	*n.a.*
Suppliers	1,388	333	432	*317%*	*221%*
Taxes Payable	(104)	(64)	94	*62%*	*n.a.*
Leniency Agreement	(335)	358	(358)	*n.a.*	*-7%*
Other Provisions	(151)	(123)	(220)	*22%*	*-32%*
Geological event in Alagoas	(437)	(319)	(681)	*37%*	*-36%*
Other Account Payables	278	(174)	(46)	*n.a.*	*n.a.*
Operating Cash Flow	**2,437**	**1,915**	**(1,444)**	***27%***	***n.a.***
Interest Paid	(1,408)	(609)	(1,173)	*131%*	*20%*
Income Tax and Social Contribution	(64)	(292)	(185)	*-78%*	*-65%*
Net Cash provided by operating activities	**965**	**1,013**	**(2,802)**	***-5%***	***n.a.***
Proceeds from the sale of fixed and intangible assets	0	37	1	*-99%*	*-85%*
Proceeds from the sale of investments	-	-	-	*n.a.*	*n.a.*
Proceeds from the capital reduction of investments	-	-	-	*n.a.*	*n.a.*
Additions to investment in subsidiaries		-	(78)	*n.a.*	*-100%*
Dividends received	-	4	-	*-100%*	*n.a.*
Additions to Fixed and Intangible Assets	(870)	(1,233)	(1,164)	*-29%*	*-25%*
Option Premium in the US dollar sale	(1)	-	-	*n.a.*	*n.a.*
Net cash used in Investing Activities	**(871)**	**(1,191)**	**(1,241)**	***-27%***	***-30%***
Obtained Borrowings	319	738	5,671	*-57%*	*-94%*
Payment of Borrowings	(612)	(176)	(1,676)	*248%*	*-63%*
Braskem Idesa Debt					
Obtained Borrowings	248	688	-	*-64%*	*n.a.*
Payment of Borrowings	-	(75)	(63)	*-100%*	*-100%*
Leasing	(233)	(369)	(252)	*-37%*	*-7%*
Dividends	(0)	(0)	(0)	*296%*	*-22%*
Loan to non-controlling shareholders of Braskem Idesa	-	-	-	*n.a.*	*n.a.*
Resoures from non-controlling capital contributions	15	37	37	*-61%*	*2%*
Proceeds from the sale of investments of non-controlling interest[1]	-	-	316	*n.a.*	*-100%*
Application of cash in financings	**(264)**	**843**	**4,033**	***n.a.***	***n.a.***
Exchange variation on cash of foreign subsidiaries	198	(115)	(73)	*n.a.*	*n.a.*
(Decrease) Increase in Cash and Cash Equivalents	**28**	**550**	**(83)**	***-95%***	***n.a.***
Represented by					
Cash and Cash Equivalents at The Beginning of The Period	14,187	13,637	12,466	*4%*	0
Cash and Cash Equivalents at The End of The Period	14,215	14,187	12,383	*0%*	*15%*
(Decrease) Increase in Cash and Cash Equivalents	**28**	**550**	**(83)**	***-95%***	***n.a.***

[1]In 3Q23, there was an accounting reclassification of the line Resources received from the sale of interest in subsidiaries from Use of cash in investment activities to Cash generation in financing activities referring to 1Q23, which is being adjusted in 1Q23 itself.

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8.9	BRASKEM IDESA INCOME STATEMENT

8.10	BRASKEM IDESA BALANCE SHEET

51

8.11	BRASKEM IDESA CASH FLOW

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2024

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.